

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 14, 2011

Via E-mail
Mr. Xiuyong Zhang
Chief Financial Officer
Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People's Republic of China, 261061

> **RE:** **Fuwei Films (Holdings) Co., Ltd.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **File No. 1-33176**

Dear Mr. Zhang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Risk Factors, page 8

General

1. In future filings, please include a risk factor about the status of current labor law changes in the PRC and the potential impact on your business and profitability.

Circumstances Under Which You Acquired Ownership of Your Main Productive Assets, page 10

2. It is unclear whether the circumstance under which you acquired ownership of your main productive assets is related to the DMT Arbitration, or whether the arbitration just relates to an unpaid balance. Please advise and revise future filings to present a clear comprehensive

discussion concerning these issues. If they are fully related, state as such. If not, clearly explain the distinction.

In any event, please note that if it is reasonably possible that you may incur material losses in excess of the amounts accrued, if any, related to either issue, please revise to so state and disclose a range of reasonably possible loss, or, if true, state that such an amount cannot be estimated.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and adversely affect our business and prospects, page 17

3. In future filings please address this issue in an up to date and more comprehensive manner, in particular discuss the impact of Circular 10 and the related Guidance concerning M&A activities.

Critical Accounting Policies, page 39

Impairment of Long-Lived Assets, page 40

4. We note that the carrying amount of your net assets significantly exceeds the market value of your company. We also note that on page 40 you state that the estimated undiscounted net cash flows exceeded the net carrying amount of assets as of December 31, 2010. In future filings, if the amount of such excess is not substantial, please disclose the amount of the estimated undiscounted net cash flows.

Item 15. Controls and Procedures, page 77

5. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

    a) In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

    b) If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S.

GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c) We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

d) If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your
- internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

e) If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

f) We note you have identified three audit committee financial experts on page 50 of this filing. Please describe their qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting.

Statements of Shareholders' Equity, page F-5

6. Your statement of shareholders' equity does not include amounts related to your non-controlling interest. Please revise your statements of shareholders' equity to include your non-controlling interest. Please also ensure that you include net income (loss), which includes both net income (loss) attributable to the Company and net income (loss) attributable to non-controlling interest. Your current presentation only includes net income (loss) attributable to the Company.

Amount [of] Decrease in Construction in Progress, page F-6

7. Please explain to us in reasonable detail how the decrease in Construction in progress resulted in a source of investing cash flows. Tell us whether this issue is related to the "retrieval of advance of equipment" noted on page 44 and/or note C. Other significant events described on page 57. In any event, please explain all three of these disclosures in better detail and if related provide appropriate references.

Please provide us, for each period presented, with a roll-forward account analysis of your construction in progress account and Plant, properties and equipment. Please explain how you relieve the CIP account and record Plant, properties and equipment and quantify all activity related to CIP for each period presented.

(22) Commitments and Contingencies, page F-16

(d) Legal Proceedings, page F-16

Class Action, page F-17

8. Please note that if it is reasonably possible that you may incur material losses in excess of the amounts accrued, please revise to so state and disclose a range of reasonably possible loss, or, if true, state that such an amount cannot be estimated.

(e) Contingencies, page F-17

9. Please explain to us and revise these disclosures to elaborate on the potential consequences of confiscation of the major shareholder shares by the Chinese Government. Any and all

Mr. Xiuyong Zhang
Fuwei Films (Holdings) Co., Ltd.
November 14, 2011
Page 5

reasonably possible results should be expanded upon and this information should be provided in both the Risk Factors and on page 35 and 58.

Also we caution you that if you are currently now, or become aware of material information related to any of your existing or future contingencies, including the disposition of the majority ownership shares, you should include such information in your public filings. We would expect continuous, evolving disclosures keeping investors completely up to date on any and all material information you have about these issues and their potential impact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant
Chief Accountant